Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)

Pricing Supplement dated April 24, 2013 to the Prospectus dated June 22, 2011, the Prospectus Supplement dated June 22, 2011 and the Product Supplement dated June 23, 2011
US$375,000
Senior Medium-Term Notes, Series B
Contingent Risk Absolute Return Notes due April 29, 2015
Linked to the S&P 500® Index

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The notes are designed for investors who seek a one-to-one return based on the appreciation in the level of the S&P 500® Index (the “Underlying Asset”). In addition, if a Barrier Event (as defined below) does not occur, and if the Final Level of the Underlying Asset is less than its Initial Level, you will receive a positive return on your notes equal to the percentage by which that level declines.

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If a Barrier Event occurs, and the Final Level is less than the Initial Level, investors will lose 1% of their principal amount for each 1% decrease in the level of the Underlying Asset from the pricing date to the valuation date.

•	A “Barrier Event” will occur if the closing level of the Underlying Asset on any trading day from the pricing date to the valuation date is less than 74.50% of its level on the pricing date.

•	An investor in the notes may lose all or a portion of their principal amount at maturity.

•	The notes will not bear interest.

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

•	The offering priced on April 24, 2013, and the notes are expected to settle on April 29, 2013.

•	The notes are scheduled to mature on April 29, 2015.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	The CUSIP number of the notes is 06366RNP6.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and “Risk Factors” section beginning on page S-3 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity. We expect to deliver the notes through the facilities of The Depository Trust Company on April 29, 2013.

	Price to Public(1)	Agent’s Commission	Proceeds to Bank of Montreal

Per Note	US$1,000	US$0	US$1,000

Total	US$375,000	US$0	US$375,000

(1)     The price to public specified above includes the profit that we would recognize earned by hedging our exposure under the notes.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Underlying Asset:	S&P 500® Index (Bloomberg symbol: SPX). See the section below entitled “The Underlying Asset” for additional information about the Underlying Asset.

Payment at Maturity:
If the Percentage Change is positive, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + (Principal Amount × Percentage Change)

If the Percentage Change is less than or equal to zero, and a Barrier Event has not occurred, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + (-1 × Principal Amount × Percentage Change)

In this case, subject to our credit risk, investors will receive a positive return on the notes, even though the level of the Underlying Asset has declined since the pricing date.

If the Percentage Change is less than or equal to zero, and a Barrier Event has occurred, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + (Principal Amount × Percentage Change) In this case, investors will lose all or a portion of the principal amount of the notes.

Initial Level:	1,578.79, which was the closing level of the Underlying Asset on the pricing date

Final Level:	The closing level of the Underlying Asset on the valuation date.

Percentage Change:	Final Level – Initial Level, expressed as a percentage Initial Level

Barrier Level:	1,176.20, which is 74.50% of the Initial Level, rounded to two decimal places.

Barrier Event:	A Barrier Event will be deemed to occur if the closing level of the Underlying Asset on any trading day during the Monitoring Period is less than the Barrier Level.

Pricing Date:	April 24, 2013.

Settlement Date:	April 29, 2013.

Valuation Date:	April 24, 2015, subject to adjustment.

Maturity Date:	April 29, 2015, subject to adjustment, resulting in a term to maturity of approximately two years.

Monitoring Period:	Each trading day from the pricing date to, and including, the valuation date, excluding any trading day on which a market disruption event has occurred or is continuing.

Monitoring Method:	Close of trading day

CUSIP Number:	06366RNP6

Calculation Agent:	BMO Capital Markets Corp.

Selling Agent:	BMO Capital Markets Corp.

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated June 23, 2011, the prospectus supplement dated June 22, 2011 and the prospectus dated June 22, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated June 23, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000121465911002122/a622111424b5.htm

•	Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm

•	Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying Asset.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

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Your investment in the notes may result in a loss. — You may lose some or substantially all of your investment in the notes. The payment at maturity will be based on the Final Level, and whether a Barrier Event occurs.  If the closing level of the Underlying Asset is less than the Barrier Level during the Monitoring Period, a Barrier Event will have occurred, and the protection provided by the Barrier Level will terminate. Under these circumstances, you could lose some or all of the principal amount of your notes.

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The protection provided by the Barrier Level may terminate on any day during the Monitoring Period.— If the closing level of the Underlying Asset on any trading day during the Monitoring Period is less than the Barrier Level, you will be fully exposed at maturity to any decrease in the level of the Underlying Asset.  Under these circumstances, if the Percentage Change on the valuation date is less than zero, you will lose 1%  (or a fraction thereof) of the principal amount of your investment for every 1% (or a fraction thereof) that the Percentage Change is less than the Initial Level.  You will be subject to this potential loss of principal even if, after the Barrier Event, the level of the Underlying Asset increases above the Barrier Level.

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Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading securities included in the Underlying Asset on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the level of the Underlying Asset and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Underlying Asset. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

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The inclusion of hedging profits, if any, in the initial price to public of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. — Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMOCM or any other party may be willing to purchase the notes in secondary market transactions may be lower than the initial  price to public. The initial price to public includes, and any price quoted to you is likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.

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You will not have any shareholder rights and will have no right to receive any shares of any company included in the Underlying Asset at maturity. — Investing in your notes will not make you a holder of any shares of any company included in the Underlying Asset.  Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions, or any other rights with respect to those securities.

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Changes that affect the Underlying Asset will affect the market value of the notes and the amount you will receive at maturity. — The policies of S&P Dow Jones Indices LLC (“S&P”), the sponsor of the Underlying Asset, concerning the calculation of the Underlying Asset, additions, deletions or substitutions of the components of the Underlying Asset and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Underlying Asset and, therefore, could affect the level of the Underlying Asset, the amount payable on the notes at maturity, and the market value of the notes prior to maturity.  The amount payable on the notes and their market value could also be affected if S&P changes these policies, for example, by changing the manner in which it calculates the Underlying Asset, or if S&P discontinues or suspends the calculation or publication of the Underlying Asset. None of our proceeds from any issuance of the notes will be delivered to S&P.

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We have no affiliation with S&P and will not be responsible for any actions taken by S&P. S&P is not an affiliate of ours or will not be involved in the offering of the notes in any way.  Consequently, we have no control over the actions of S&P, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity.  S&P has no obligation of any sort with respect to the notes.  Thus, S&P has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

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Hedging and trading activities.  — We or any of our affiliates have carried out or may carry out hedging activities related to the notes, including purchasing or selling securities included in the Underlying Asset, or futures or options relating to the Underlying Asset, or other derivative instruments with returns linked or related to changes in the performance of the Underlying Asset.  We or our affiliates may also engage in trading relating to the Underlying Asset from time to time. Any of these hedging or trading activities on or prior to the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

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Many economic and market factors will influence the value of the notes. — In addition to the level of the Underlying Asset and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

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You must rely on your own evaluation of the merits of an investment linked to the Underlying Asset. —   In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the level of the Underlying Asset or the securities held by the Underlying Asset.  One or more of our affiliates have published, and in the future may publish, research reports that express views on Underlying Asset or these securities.  However, these views are subject to change from time to time.  Moreover, other professionals who deal in the markets relating to Underlying Asset at any time may have significantly different views from those of our affiliates.  You are encouraged to derive information concerning the Underlying Asset from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

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Significant aspects of the tax treatment of the notes are uncertain.  The tax treatment of the notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income.  The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the section entitled “U.S. Federal Tax Information” in this pricing supplement, the section entitled “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on a $1,000 investment in the notes.  The “return,” as used in this section is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000.  The hypothetical total returns set forth below are based on the Initial Level of 1,578.79, and the Barrier Level of 1,176.20 (which is 74.50% of the Initial Level, rounded to two decimal places). The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes.  The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

		If a Barrier Event has Not Occurred		If a Barrier Event has Occurred
Hypothetical Final Level	Percentage Change	Return on the Notes	Payment at Maturity	Return on the Notes	Payment at Maturity
157.88	-90.00%	N/A	N/A	-90.00%	$100.00
315.76	-80.00%	N/A	N/A	-80.00%	$200.00
473.64	-70.00%	N/A	N/A	-70.00%	$300.00
631.52	-60.00%	N/A	N/A	-60.00%	$400.00
789.40	-50.00%	N/A	N/A	-50.00%	$500.00
947.27	-40.00%	N/A	N/A	-40.00%	$600.00
1,105.15	-30.00%	N/A	N/A	-30.00%	$700.00
1,176.20	-25.50%	25.50%	$1,255.00	-25.50%	$745.00
1,263.03	-20.00%	20.00%	$1,200.00	-20.00%	$800.00
1,341.97	-15.00%	15.00%	$1,150.00	-15.00%	$850.00
1,420.91	-10.00%	10.00%	$1,100.00	-10.00%	$900.00
1,578.79	0.00%	0.00%	$1,000.00	0.00%	$1,000.00
1,736.67	10.00%	10.00%	$1,100.00	10.00%	$1,100.00
1,815.61	15.00%	15.00%	$1,150.00	15.00%	$1,150.00
1,894.55	20.00%	20.00%	$1,200.00	20.00%	$1,200.00
2,052.43	30.00%	30.00%	$1,300.00	30.00%	$1,300.00
2,210.31	40.00%	40.00%	$1,400.00	40.00%	$1,400.00
2,368.19	50.00%	50.00%	$1,500.00	50.00%	$1,500.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The level of the Underlying Asset decreases from the Initial Level of 1,578.79 to a hypothetical Final Level of 947.27, representing a Percentage Change of -40%.  Because the Percentage Change is negative and the hypothetical Final Level of 947.27 is less than the Barrier Level, the investor receives a payment at maturity of $600 per $1,000 in principal amount of the notes, calculated as follows:

Principal Amount + (Principal Amount x Percentage Change) = Payment at Maturity

$1,000 + ($1,000 x -40%) = $600

Example 2: The level of the Underlying Asset decreases from the Initial Level of 1,578.79 to a hypothetical Final Level of 1,420.91, representing a Percentage Change of -10%, and a Barrier Event has occurred during the Monitoring Period.  Because the hypothetical Final Level of 1,420.91 is less than the Initial Level and a Barrier Event has occurred, the investor receives a payment at maturity of $900 per $1,000 in principal amount of the notes, calculated as follows:

Principal Amount + [Principal Amount x Percentage Change] = Payment at Maturity

$1,000 + [$1,000 × -10%] = $900

Example 3: The level of the Underlying Asset decreases from the Initial Level of 1,578.79 to a hypothetical Final Level of 1,420.91 representing a Percentage Change of -10%, but a Barrier Event has not occurred during the Monitoring Period.  Because the hypothetical Final Level of 1,420.91 is less than the Initial Level and a Barrier Event has not occurred, the investor receives a payment at maturity of $1,100 per $1,000 in principal amount of the notes, calculated as follows:

Principal Amount + [-1 x Principal Amount x Percentage Change] = Payment at Maturity

$1,000 + [-1 x $1,000 x -10%] = $1,100

In this case, you will receive a positive return on the notes, even though the level of the Underlying Asset has declined.

Example 4: The level of the Underlying Asset increases from the Initial Level of 1,578.79 to a hypothetical Final Level of 1,736.67, representing a Percentage Change of 10%.  Because the hypothetical Final Level of 1,736.67 is greater than the Initial Level, the investor receives a payment at maturity of $1,100 per $1,000 in principal amount of the notes, calculated as follows:

Principal Amount + [Principal Amount x Percentage Change] = Payment at Maturity

$1,000 + [$1,000 x 10%] = $1,100

U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-United States holder (as defined in the product supplement).  Under recently proposed U.S. Treasury Department regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for extraordinary dividends, with respect to equity-linked instruments, including the notes, may be treated as dividend equivalents.  If enacted in their current form, the regulations will impose a withholding tax on payments made on the notes on or after January 1, 2014 that are treated as dividend equivalents.  In that case, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.  Further, non-United States holders may be required to provide certifications prior to, or upon the sale, redemption or maturity of the notes in order to minimize or avoid U.S. withholding taxes.

The Treasury Department has issued final regulations affecting the legislation enacted on March 18, 2010 and discussed in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations—Legislation Affecting Taxation of Notes Held By or Through Foreign Entities.”  Pursuant to the final regulations, withholding requirements with respect to the notes will generally begin no earlier than January 1, 2014. Additionally, the withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014.  Account holders subject to information reporting requirements pursuant to the legislation may include holders of the notes. Holders are urged to consult their own tax advisors regarding the implications of this legislation and subsequent guidance on their investment in the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at the purchase price set forth on the cover page of this pricing supplement, and will not receive a commission in connection with such sales.  BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them.  Each such dealer, or further engaged by a dealer to whom BMOCM reoffers the notes, will purchase the notes at a price equal to 100% of the principal amount.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Underlying Asset, or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes.  BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of notes.  In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

The Underlying Asset

All disclosures contained in this pricing supplement regarding the Underlying Asset, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P. S&P, which owns the copyright and all other rights to the Underlying Asset, has no obligation to continue to publish, and may discontinue publication of, the Underlying Asset. The consequences of S&P discontinuing publication of the Underlying Asset are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes—Unavailability of the Level of the Underlying Asset on a Valuation Date.” Neither we nor BMOCM accepts any responsibility for the calculation, maintenance or publication of the Underlying Asset or any successor index.

The Underlying Asset is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the Underlying Asset is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of April 24, 2013, 390 companies included in the Underlying Asset traded on the New York Stock Exchange, and 110 companies included in the Underlying Asset traded on The NASDAQ Stock Market. On April 24, 2013, the average market capitalization of the companies included in the Underlying Asset was $28.13 billion. As of that date, the largest component of the Underlying Asset had a market capitalization of $400.69 billion, and the smallest component of the Underlying Asset had a market capitalization of $1.58 billion.

S&P chooses companies for inclusion in the Underlying Asset with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Underlying Asset, with the approximate percentage of the market capitalization of the Underlying Asset included in each group as of April 24, 2013 indicated in parentheses: Consumer Discretionary (11.78%); Consumer Staples (11.16%); Energy (10.62%); Financials (16.12%); Health Care (12.82%); Industrials (9.88%); Information Technology (17.53%); Materials (3.38%); Telecommunication Services (3.06%); and Utilities (3.65%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the Underlying Asset to achieve the objectives stated above.

S&P calculates the Underlying Asset by reference to the prices of the constituent stocks of the Underlying Asset without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the Underlying Asset constituent stocks and received the dividends paid on those stocks.

Computation of the Underlying Asset

While S&P currently employs the following methodology to calculate the Underlying Asset, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Payment at Maturity.

Historically, the market value of any component stock of the Underlying Asset was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the Underlying Asset halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the Underlying Asset to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the Underlying Asset did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the Underlying Asset.

Under float adjustment, the share counts used in calculating the Underlying Asset reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the Underlying Asset.  Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings.  However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block.  If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding.  As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders.  This calculation is subject to a 5% minimum threshold for control blocks.  For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, S&P would assign that company an IWF of 1.00, as no control group meets the 5% threshold.  However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, S&P would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control.  For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The Underlying Asset is calculated using a base-weighted aggregate methodology. The level of the Underlying Asset reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the Underlying Asset is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Underlying Asset, it serves as a link to the original base period level of the Underlying Asset. The index divisor keeps the Underlying Asset comparable over time and is the manipulation point for all adjustments to the Underlying Asset, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the Underlying Asset, and do not require index divisor adjustments.

To prevent the level of the Underlying Asset from changing due to corporate actions, corporate actions which affect the total market value of the Underlying Asset require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the Underlying Asset remains constant and does not reflect the corporate actions of individual companies in the Underlying Asset. Index divisor adjustments are made after the close of trading and after the calculation of the Underlying Asset closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company’s acquisition of another company in the Underlying Asset are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

License Agreement

We and S&P have entered into a non-exclusive license agreement providing for the license to us and certain of our affiliates, in exchange for a fee, of the right to use the Underlying Asset, in connection with certain securities, including the notes. The Underlying Asset is owned and published by S&P.

The license agreement between S&P and us provides that the following language must be set forth in this pricing supplement:

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, Standard and Poor’s Financial Services LLC or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general market performance.  S&P Dow Jones Indices’ only relationship to us with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors.  The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the notes.  S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the notes into consideration in determining, composing or calculating the Index.  S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash.  S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes.  There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors.  Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice.   Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes.  In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index.  It is possible that this trading activity will affect the value of the notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”).  These trademarks have been licensed for use by Bank of Montreal. “Standard & Poor’s®”, “S&P 500®” and “S&P®” are trademarks of S&P. The notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the notes.

Historical Information of the Underlying Asset

The following table sets forth the quarter-end high and low closing levels for the Underlying Asset from the first quarter of 2010 through the pricing date.

The historical levels of the Underlying Asset are provided for informational purposes only.  You should not take the historical levels of the Underlying Asset as an indication of its future performance, which may be better or worse than the levels set forth below.

Closing Levels of the Underlying Asset

		High ($)	Low ($)

2010	First Quarter	1,174.17	1,056.74
	Second Quarter	1,217.28	1,030.71
	Third Quarter	1,148.67	1,022.58
	Fourth Quarter	1,259.78	1,137.03

2011	First Quarter	1,343.01	1,256.88
	Second Quarter	1,363.61	1,265.42
	Third Quarter	1,353.22	1,119.46
	Fourth Quarter	1,285.09	1,099.23

2012	First Quarter	1,416.51	1,277.06
	Second Quarter	1,419.04	1,278.04
	Third Quarter	1,465.77	1,334.76
	Fourth Quarter	1,461.40	1,353.33

2013	First Quarter	1,569.19	1,457.15
	Second Quarter (through the pricing date)	1,593.37	1,541.61

Validity of the Notes

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Senior Indenture, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes, the notes will have been validly executed and issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to the following limitations (i) the enforceability of the Senior Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Senior Indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the Senior Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Senior Debt Indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act.  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated October 22, 2012, which has been filed as Exhibit 5.1 to Bank of Montreal’s Form 6-K filed with the SEC on October 22, 2012.

In the opinion of Morrison & Foerster LLP, when the pricing supplement has been attached to, and duly notated on, the master note that represents the notes, and the notes have been issued and sold as contemplated by the prospectus supplement and the prospectus, the notes will be valid, binding and enforceable obligations of Bank of Montreal, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated October 22, 2012, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated October 22, 2012.